SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02057994

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15a-16 OF THE SECURITIES EXCHANGE ACT OF 1934

PE 8-31-02

Report on Form 6-K for the month of August, 2002

Partner Communications Company Ltd.
(Translation of Registrant's Name Into English)


SEC MAIL PROCESSING
RECEIVED
SEP 19 2002
WASH. D.C.
154
SECTION

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Press Release dated August 16, 2002 re: Partner Communications Announces A Cost Sharing Agreement With The Hutchison Group For Acquisition And Development Of Technologies And Applications.

Partner Communications Announces A Cost Sharing Agreement With the Hutchison Group For Acquisition and Development of Technologies and Applications

Rosh Ha'ayin, Israel, August 16, 2002 – Partner Communications Company Ltd. (NASDAQ and TASE: PTNR; LSE: PCCD) today announced that it entered into a cost sharing agreement with Hutchison Telecommunications Limited (HTL) and subsidiaries thereof for the joint acquisition and development of information technology platforms and software solutions, hardware, content and other services, and joint marketing, promotion and communications activities in connection with the 3G business.

The agreement allows Partner to participate in acquisition and development projects with other 3G operating companies, affiliated with HTL, and to benefit from the combined purchasing power, expertise and resources of the group, which includes 3G operating companies in Austria, Australia, Denmark, Hong Kong, Ireland, Italy, Sweden, Thailand and the United Kingdom.

Partner's CEO Amikam Cohen commented: "We believe the cost sharing agreement announced today gives Partner an advantage unavailable to any of our competitors here in Israel. The agreement gives us an opportunity to maximize economies of scale and operational efficiencies for development and procurement activities associated with the roll out of our 3G Business."

About Partner Communications

Partner Communications Company Ltd. is the first Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel. The Company commenced full commercial operations in January 1999 under the international orange™ brand name and, through its network, provides quality of service and a range of features to more than 1.7 million subscribers in Israel. Partner subscribers can use roaming services in 101 destinations using 240 GSM networks. The Company's ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. (For further information: http://investors.partner.co.il)

Contact:

Dr. Dan Eldar
V.P. Carrier, Investor and International Relations
Tel: +972-67-814151
Fax: +972-67-814161
E-mail: dan.eldar@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd



By /s/
Name: Alan Gelman
Title: Chief Financial Officer

Dated: September 1, 2002

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